November 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Leland Benton
Craig E. Slivka

Re:	LGI Homes, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 28, 2013
File No. 333-190853

Ladies and Gentlemen:

Set forth below are the responses of LGI Homes, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2013, with respect to the above-captioned filing.

Concurrently with the submission of this letter, the Company has filed publicly its Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, the Company has repeated in italics the comments and requests for additional information as set forth in the Staff’s comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Registration Statement.

Summary, page 1

1.	Please disclose that information about your competitive position with respect to your private homebuilder peers is limited.

Response: As discussed with the Staff on October 31, 2013, the Company will disclose in its final prospectus to be filed with the Commission that information about the Company’s competitive position with respect to the Company’s private homebuilder peers is limited. The Company will also confirm in its request to accelerate effectiveness of the Registration Statement that the Company will provide such disclosure in its final prospectus to be filed with the Commission.

Exhibit 21.1

2.	Please revise your list of subsidiaries to remove companies that are not currently your subsidiaries, such as the LGI-GTIS joint ventures.

Securities and Exchange Commission

November 1, 2013

Response: The Company has revised its list of subsidiaries to remove companies that are not currently its subsidiaries.

If you have any questions with respect to the foregoing responses or require further information, please contact Norman Miller of Winstead PC at (713) 650-2652.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Eric Lipar
Eric Lipar
Chief Executive Officer and Chairman of the Board

Enclosures

CC:	Norman Miller, Winstead PC
Warren Hoffman, Winstead PC
Timothy S. Taylor, Baker Botts L.L.P.